
CAM Group, Inc.
OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	100,000	$100,000	$92,000

THE COMPANY

1. Name of issuer: CAM Group, Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No


CAM Group, Inc.
OFFERING STATEMENT

10,000 Units of SAFE Notes for $1.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	100,000	$100,000	$92,000

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Frank Igwealor
Dates of Board Service:	6/30/2021 - Present
Principal Occupation:	Accountant - Managing Partner
Employer:	Goldstein Franklin, Inc.
Dates of Service:	04/12/2012 - Present
Employer's principal business:	CPA Firm - public accounting

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	President, Secretary, Treasurer and Director
Dates of Service:	8/31/2021 - Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Video River Networks Inc.
Employer's principal business:	Technology firm intending to operate and manage a portfolio of Electric Vehicles, Artificial Intelligence, Machine Learning and Robotics assets.
Title:	Chairman, Director and Chief Executive and Financial Officer
Dates of Service:	October 2019 to present
Responsibilities:	Management
Employer:	Givemepower Corp.


CAM Group, Inc.
OFFERING STATEMENT

10,000 Units of SAFE Notes for $1.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	100,000	$100,000	$92,000

Employer's principal business:	GiveMePower Corporation operates and manages a portfolio of real estate and financial services assets and operations to empower black persons in the United States through financial tools and resources.
Title:	Chairman, Director and Chief Executive and Principal Financial Officer

Dates of Service:	December 2019 to present
Responsibilities:	Strategic leadership
Employer:	Goldstein Franklin, Inc.
Employer's principal business:	CPA Firm - public accounting
Title:	Managing Partner / Accountant
Dates of Service:	04/12/2012 - Present
Responsibilities:	Management and Accountant
For additional positions currently held by Frank Igwealor, see Exhibit A of this document	

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Frank Igwealor
Title:	President CEO
Dates of Service:	8/31/2021 - Present
Responsibilities:	Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer

FP:

CAM Group, Inc.
OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	100,000	$100,000	$92,000

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Video River Networks Inc.
Employer's principal business:	Technology firm intending to operate and manage a portfolio of Electric Vehicles, Artificial Intelligence, Machine Learning and Robotics assets.
Title:	Chairman, Director and Chief Executive and Financial Officer
Dates of Service:	October 2019 to present

Responsibilities:	Management
Employer:	Givemepower Corp.
Employer's principal business:	GiveMePower Corporation operates and manages a portfolio of real estate and financial services assets and operations to empower black persons in the United States through financial tools and resources.
Title:	Chairman, Director and Chief Executive and Principal Financial Officer
Dates of Service:	December 2019 to present
Responsibilities:	Strategic leadership
Employer:	Goldstein Franklin, Inc.
Employer's principal business:	CPA Firm - public accounting
Title:	Managing Partner / Accountant
Dates of Service:	04/12/2012 - Present
Responsibilities:	Management and Accountant
For additional positions currently held by Frank Igwealor, see Exhibit A of this document	


CAM Group, Inc.
OFFERING STATEMENT

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Frank I Igwealor	45,045 Common Stock	**0.18%**
Frank I Igwealor	4,000,000 Preferred Stock	**80%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

CAM Group, Inc., formerly known as "RT Technologies, Inc.", was originally incorporated as Savannah River Technologies, Inc. under the laws of the State of South Carolina on March 2, 1995. On July 20, 2007, the Company formed a corporation pursuant to the laws of the State of Nevada. On August 11, 2007, the stockholders of the Company approved a change of corporate domicile which resulted in the dissolution of the South Carolina Corporation and the Company became domiciled in the State of Nevada. On September 13, 2012, the Company changed its name to CAM Group Inc. ("CAMG") to more accurately reflect its business after a stock exchange transaction set forth below.

Since June 30, 2021, when the Company revived its business plan, the Company has sharpened on its primary purpose of engaging in all facets of the business comprising the military defense, government, and commercial customers around the world with the ability to rapidly mitigate threats faster than ever before, supporting national security, finance, and technology. Leaders on Critical Infrastructure and Key Resources (CIKR), Protection Encryption and Cybersecurity; Intelligence, Surveillance, and Reconnaissance (ISR).

CAM Group, Inc., formerly known as "RT Technologies, Inc.", was originally incorporated as Savannah River Technologies, Inc. under the laws of the State of South Carolina on March 2, 1995. On July 20, 2007, the Company formed a corporation pursuant to the laws of the State of Nevada. On August 11, 2007, the stockholders of the Company approved a change of corporate domicile which resulted in the dissolution of the South Carolina Corporation and the Company became domiciled in the State of Nevada. On September 13, 2012, the Company changed its name to CAM Group Inc. ("CAMG") to more accurately reflect its business after a stock exchange transaction set forth below.

On April 17, 2012, CAMG completed a stock exchange transaction with China Agriculture Media Group Co., Ltd ("CAM Group"). CAM Group is organized and exists under the laws of Hong Kong Special Administrative Region of the People's Republic of China (the "PRC"), which was incorporated on March 30, 2011. CAM Group is an investment holding company, whose only asset is 100% equity interest in China Agriculture Media (Hong Kong) Group Co. Ltd. ("CAM HK"). CAM HK is an investment holding company organized and exists under the laws of Hong Kong Special Administrative Region of PRC, with its only asset being a 98% equity interest in China Agriculture Media (Hebei) Co. Ltd. ("CAM Hebei"). CAM Hebei was established in the Hebei Province, PRC on November 28, 2011 as a Chinese domestic enterprise. CAMG, CAM HK and CAM Hebei were thereafter collectively referred to as the "Company". CAMG managed the operations of CAM Hebei, a company which was principally engaged in developing the Chinese agricultural and consumer market. CAMG attempted to build its core business in



CAM Group, Inc.

OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	100,000	$100,000	$92,000

advertising, wholesale and retail sales and is analyzing new market opportunities that would allow management to strategically expand into additional profitable and synergistic markets.

By August 18, 2015, the Company filed Form 15-12G with the SEC to terminate its reporting obligations under the 1934 Act. After their March 31, 2015 quarterly reports, filed on May 20, 2015, the Company stopped all forms of making public report of its operation and financial results.

The Company had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2015 to 2021 which resulted in its Nevada charter being revoked. The Company also failed to provide adequate current public information as defined in Rule 144, promulgated under the Securities Act of 1933, and was thus subject to revocation by the Securities and Exchange Commission pursuant to Section 12(k) of the Exchange Act. On June 4, 2021, a shareholder filed a petition for custodianship, with the District Court, Clark County, Nevada and was appointed as the custodian of the Company on June 29, 2021. The Company's Nevada charter was reinstated on June 28, 2021, and all required reports were filed with the State of Nevada soon after. The Company remains active as of the date of this report and is currently taking steps to provide adequate current public information to meet the requirements under the Securities Act of 1933. The custodian was not able to recover any of the Company's accounting records from previous management but was able to get the shareholder information hence the Company's outstanding common shares were reflected in the equity section of the accompanying unaudited financial statements for fiscal year ended 2021, 2020 and 2018, and for the quarters ending March 31 and June 30, 2021.

On May 17, 2021, Alpharidge Capital, LLC, a shareholder of the Company, served a demand to the Company, at last address of record, to comply with the Nevada Secretary of State statues N.R.S. 78.710 and N.R.S. 78.150. On June 4, 2021, a petition was filed against the Company in the District Court of Clark County, Nevada, entitled "In the Matter of CAM Group, Inc., a Nevada corporation" under case number A-21-835793-C by Alpharidge Capital, LLC, along with an Application for Appointment of Custodian, after several attempts to GET prior management to reinstate the Company's Nevada charter, which had been revoked.

On June 03, 2021, the District Court of Clark County, Nevada entered an Order Granting Application for Appointment of Alpharidge Capital, LLC (the "Order"), as Custodian of the Company. Pursuant to the Order, the Alpharidge Capital, LLC (the "Custodian") has the authority to take any actions on behalf of the Company, that are reasonable, prudent or for the benefit of pursuant to, including, but not limited to, issuing shares of stock and issuing new classes of stock, as well as entering in contracts on behalf of the Company. In addition, the Custodian, pursuant to the Order, is required to meet the requirements under the Nevada charter.

On June 29, 2021 the Custodian sold to itself, four (4) million shares of the Preferred Stock, at par value of $0.001, in exchange for $15,000 which the Company used to fund the reinstatement of the Company with the State of Nevada, settlement of the Stock Transfer Agent's balance. The Series A Preferred Stock has 80% voting rights over all classes of stock. CED Capital also undertook to make all reasonable efforts to provide adequate current public information to meet the requirements under the Securities Act of 1933.

On June 29, 2021, the Custodian appointed Frank I Igwealor, who is associated to Alpharidge Capital, LLC., as the Company's sole officer, secretary, treasurer and director.

The purchaser of four (4) million shares of Series A Preferred Stock has control of the Company through super voting rights over all classes of the Company's common stock. However, the court appointed control still remains with the Custodian until the Custodian files a petition with the District Court of Clark County, Nevada to relinquish custodianship and control of the Company.


CAM Group, Inc.
OFFERING STATEMENT

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	100,000	$100,000	$92,000

On June 28, 2021, the Company filed a Certificate of Revival with the Secretary State of the State of Nevada, which reinstated the Company's charter and appointed a new Resident Agent in Nevada.

Following the revival of the Company's charter on June 28, 2021, the Company pivoted into the defense industry, with the primary purpose of engaging in all facets of the business comprising the military defense, government, and commercial customers around the world with the ability to rapidly mitigate threats faster than ever before, supporting national security, finance, and technology. Leaders on Critical Infrastructure and Key Resources (CIKR), Protection Encryption and Cybersecurity; Intelligence, Surveillance, and Reconnaissance (ISR).

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

The SEC requires the company to identify risks that are specific to its business and its financial condition.

We have no operating history on which to judge our business prospects and management.

The Company was incorporated on July 20, 2007, but had not done much to generate significant revenue from inception until June 30, 2021 when through a change of control, the Company pivoted into its current business model. Accordingly, we have limited operating history upon which to base an evaluation of our business and prospects. Operating results for future periods are subject to numerous uncertainties and we cannot assure you that the Company will achieve or sustain profitability. The Company's prospects must be considered in light of the risks encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. Future operating results will depend upon many factors, including our success in attracting and retaining motivated

FP:  truCrowd

CAM Group, Inc.
OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

and qualified personnel, our ability to establish short term credit lines or obtain financing from other sources, such as the contemplated offering, our ability to develop and market our services, and general economic conditions. We cannot assure you that the Company will successfully address any of these risks.

We are subject to all of the risks of a development stage Company*.*

We should be considered a "*Development Stage Company*," and our operations will be subject to all the risks inherent in the establishment of a new business enterprise, including, but not limited to, hurdles or barriers to the implementation of our business plans. Further, because there is no history of operations there is also no operating history from which to evaluate our executive management's ability to manage our business and operations and achieve our goals or the likely performance of the Company. Prospective investors should also consider the fact that our management team has not previously developed or managed similar companies. No assurances can be given that we will be able to achieve or sustain profitability.

Our continuing as a going concern depends upon financing*.*

If we are not able to raise additional capital, we will be unable to operate our business or continue as a going concern. In additional, if we do not raise sufficient capital and we continue to experience pre-operating losses, there will most likely be substantial doubt as to our ability to continue as a going concern. Because we have generated no revenue, all expenditures during our development stage have been recorded as pre-operating losses. Revenue operations have not commenced because we have not raised the necessary capital to acquire the facilities needed for our operation.

Inadequacy of capital*.*

The expected gross offering proceeds of this offering may never be realized. While we believe that such proceeds will capitalize and sustain us to allow for the continued development and implementation of our business plan, if only a fraction of this Offering is sold, or if certain assumptions contained in the business plans prove to be incorrect, we may have inadequate funds to fully develop our business. Although we believe that the proceeds from this Offering will be sufficient to help sustain our development process and business operations, there is no guarantee that we will raise all the funds needed to adequately fund our business plan.

We will require substantial additional funding which may not be available to us on acceptable terms, or at all. If we fail to raise the necessary additional capital, we may be unable to complete the development and commercialization of our products, or continue our development programs.

We expect to significantly increase our spending to advance our products and services. We will require additional capital for the further promotion of our products, as well as to fund our other operating expenses and capital expenditures. We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the promotion of our products and services. We may also seek collaborators for the products at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available. Any of these events could significantly harm our business, financial condition and prospects. Our future capital requirements will depend on many factors, including:

- The time and costs involved in obtaining regulatory approvals for our products and services;

- Our plans to establish/build-out our products and services;

- The effect of competing products, technological and market developments;

- The terms and timing of any collaborative, licensing and other arrangements that we may establish;

FP:

CAM Group, Inc.

OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

- General market conditions for defense industry;

- Our ability to establish, enforce and maintain selected strategic alliances required for our products and services buildout; and

- Our revenues, if any, from our products and services.

If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage of ownership of the then-existing shareholders, and the holders of those newly-issued equity or convertible debt securities may have rights, preferences, or privileges senior to those possessed by our then-existing shareholders. Additionally, future sales of a substantial number of shares of our Common Stock, or other equity-related securities in the public market could depress the market price of our Common Stock and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our Common Stock, or other equity-related securities would have on the market price of our Common Stock at any given time.

We will need but may be unable to obtain additional funding on satisfactory terms, which could dilute our shareholders or impose burdensome financial restrictions on our business.

We have relied upon cash from financing activities and in the future, we expect to rely on the proceeds from this Offering, future debt and/or equity financings, and we hope to rely on revenues generated from operations to fund all of the cash requirements of our activities. However, there can be no assurance that we will be able to generate any significant cash from our operating activities in the future. Future financings may not be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all. Any debt financing or other financing of securities senior to the Common Stock will likely include financial and other covenants that will restrict our flexibility. Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition and results of operations because we could lose our existing sources of funding and impair our ability to secure new sources of funding. However, there can be no assurance that the Company will be able to generate any investor interest in its securities. If we do not obtain additional financing, our business will never commence, in which case you would likely lose the entirety of your investment in us.

We are at an early stage of development as a company and currently have no source of revenue and may never become profitable.

We are a development-stage technology company that has little to no operation since the revival of our charter in 2021. As a recently formed development-stage company, we are subject to all of the risks and uncertainties of a new business, including the risk that we may never develop, complete development or market any of our products or services and we may never generate product or services related revenues. Accordingly, we have only a limited history upon which an evaluation of our prospects and future performance can be made. If we are unable to generate revenue, we will not become profitable, and we may be unable to continue our operations. Furthermore, our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There can be no assurances that we will operate profitably.

We have no long-term employment agreements in place with our executive officers.

As of the date of this Offering we only have unwritten short-term, interim employment arrangements with our senior executive officers that expire on December 31, 2025. We are currently negotiating compensation packages and the terms of formal employment agreements with our executive officers and we anticipate that any such employment agreement entered into with our executive officers will be on terms no less favorable to our executive officers than the terms of their respective interim arrangement. There is a risk that the Company and any one or more of our executive officers will not reach an agreement with respect to their employment agreements, in part because we expect their compensation packages will be comprised of cash compensation, equity compensation (e.g. stock options, warrants or stock grants), as well as standard benefits and other terms customary for executive officers of similar experience and tenure. Although we intend to finalize negotiations with respect to these employment agreements with each of our executive

FP:

CAM Group, Inc.
OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

officers in the near future, if we fail to reach mutually satisfactory agreements in this regard, any one or more of such persons may terminate their association with the Company. Additionally, we are also highly dependent on certain consultants and service providers, including our development partners and our marketing and advertising service providers, some of which are affiliates of the Company and our officers and directors. The loss of any one or more of these experienced executives, consultants, service providers and/or development partners would have a material and adverse effect on our Company and our business prospects. See "***Certain Relationships and Related Party Transactions***" and "***Directors, Executive Officers and Corporate Governance***".

Our ability to succeed depends on our ability to grow our business and achieve profitability.

We may not be successful in executing our development and/or growth strategy, and even if we are successful in the development and commercialization of services and achieve targeted growth, we may not be able to achieve or sustain profitability. Failure to successfully execute any material part of our development strategy or growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

Raising additional capital by issuing additional securities may cause dilution to our current and future shareholders.

We will need to, or desire to, raise substantial additional capital in the future. Our future capital requirements will depend on many factors, including, among others:

- Our degree of success in building out our products and related services;

- The costs of establishing or acquiring other complimentary products and services;

- The extent to which we acquire or invest in businesses, products, or technologies, and other strategic relationships; and

- The costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage of ownership of the then-existing shareholders, and the holders of those newly-issued equity or convertible debt securities may have rights, preferences, or privileges senior to those possessed by our then-existing shareholders. Additionally, future sales of a substantial number of shares of our Common Stock, or other equity-related securities in the public market could depress the market price of our Common Stock and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our Common Stock, or other equity-related securities would have on the market price of our Common Stock at any given time.

Risks of borrowing.

As of the date of this Offering, we have incurred certain debt obligations to our former President and CEO, and to vendors and service providers in the ordinary course of our business. While we don't intend to incur any additional debt from the equity commitments provided in this Offering, should we obtain secure bank debt in the future, possible risks could arise. If we incur additional indebtedness, a portion of our future revenues will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair our operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to our rights. A judgment creditor would have the right to foreclose on any of our assets resulting in a material adverse effect on our business, ability to generate revenue, operating results or financial condition.

Unanticipated obstacles to execution of our business plan.

FP:

CAM Group, Inc.
OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	100,000	$100,000	$92,000

Our business plan may change significantly. Many of our potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Our Board of Directors believes that the chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our Board of Directors reserve the right to make significant modifications to our stated strategies depending on future events.

Controlling shareholder.

As of the date of this Offering Circular, our CEO, Mr. Igwealor owned and controls approximately 80% of our total voting power which comprises of all our outstanding Common Stock and Preferred shares. Upon completion of this Offering, ***assuming*** we sold all securities being offered, the buyers of the offering would get less than 10% of all total voting power of all of the issued and outstanding Common Stock and Preferred shares. As a result, Mr. Igwealor will be able to control any vote of our shareholders which may be required for the foreseeable future, which means, following the termination of this Offering, Mr. Igwealor will be able to remove and replace members of our Board of Directors, and indirectly, through his exertion of control over our Board of Directors, terminate and replace our executive officers. Potential investors in this Offering will not have the ability to control either a vote of our Common Stock, our Board of Directors or otherwise influence or control the decisions of our appointed officers.

Risks of operations.

Our future operating results may be volatile, difficult to predict and may fluctuate significantly in the future due to a variety of factors, many of which may be outside of our control. Due to the nature of our target market, we may be unable to accurately forecast our future revenues and operating results. Furthermore, our failure to generate revenues would prevent us from achieving and maintaining profitability. There are no assurances that we can generate significant revenue or achieve profitability. We anticipate having a sizeable amount of fixed expenses, and we expect to incur losses due to the execution of our business strategy, continued development efforts and related expenses. As a result, we will need to generate significant revenues while containing costs and operating expenses if we are to achieve profitability. We cannot be certain that we will ever achieve sufficient revenue levels to achieve profitability.

New venture.

We have limited financial or operating history. We do not have any operating revenue and require the net proceeds of this Offering to commence the buildout of our products and services, hire and train staff, secure adequate office facilities, and commence operations. The likelihood of our success must be considered in light of the problems, delays, risks, expenses and difficulties frequently encountered in connection with the establishment of any new enterprise, many of which may be beyond our control. We are subject to all of the risks inherent in the creation of a new enterprise and the competitive environment in which we will operate. We cannot provide any assurances that we will be successful in addressing these risks or achieving our objectives.

Absence of immediate revenues.

We anticipate that we will incur substantial costs in establishing our business. We currently expect that as a result of the incurrence and payment of our initial expenses and Offering related expenses, we will have significant operating losses in year one since the costs of this Offering must be borne by us until such time, if at all, we are able to generate adequate revenues from operations.

No minimum capitalization.

We do not have a minimum capitalization and we may use the proceeds from this Offering immediately following our acceptance of the corresponding subscription agreements. It is possible we may only raise a minimum amount of capital, which could leave us with insufficient capital to implement our business plan, potentially resulting in greater operating losses unless we are able to raise the required capital from alternative sources. There is no assurance that alternative capital, if needed, would be available on terms acceptable to us, or at all.

Minimal employees or infrastructure.

FP:

CAM Group, Inc.
OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

We currently only have a small number of employees and are in the process of establishing our human resources procedures, policies, processes and registrations, which are not yet complete. However, we expect to hire additional employees upon receipt of the proceeds from this Offering. We also have minimal operational infrastructure and no prior operating history. We intent to rely on our management team, our advisors, third-party consultants, third-party developers, service providers, technology partners, outside attorneys, advisors, accountants, auditors, and other administrators. The loss of services of any of such personnel may have a material adverse effect on our business and operations and there can be no assurance that if any or all of such personnel were to become unavailable, that qualified successors can be found, on acceptable terms.

Limitation on remedies; indemnification.

Our Certificate of Incorporation, as amended from time to time, provides that officers, directors, employees and other agents and their affiliates shall only be liable to the Company and its shareholders for losses, judgments, liabilities and expenses that result from the fraud or other breach of fiduciary obligations. Additionally, we intend to enter into corporate indemnification agreements with each of our officers and directors consistent with industry practice. Thus, certain alleged errors or omissions might not be actionable by the Company. Our governing instruments also provide that, under the broadest circumstances allowed under law, we must indemnify its officers, directors, employees and other agents and their affiliates for losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Company, including liabilities under applicable securities laws.

No dividends or return of profits.

We have not begun operations beyond planning company activities and the commencement of the deployment of our products and services; however, no such deployment is expected to be made until after the minimum investment proceeds from this Offering have been obtained. Accordingly, we have not had any profits from our limited operations to date. We have never declared or paid any cash dividends on our Common Stock. We currently intend to retain future earnings, if any, to finance the expansion of our operations. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Force Majeure.

Our business is uniquely susceptible to unforeseen delays or failures that are caused by forces of nature and related circumstances. These factors are outside and beyond our control. The delay or failure to commence the deployment of our financial products and services may be due to any act of God, fire, war, terrorism, flood, strike, labor dispute, disaster, transportation or laboratory difficulties or any similar or dissimilar event beyond our control. We will not be held liable to any shareholder in the event of any such failure.

We may incur substantial operating and net losses due to substantial expenditures.

We intend to expend money on our operating expenses and capital expenditures in order to commence the deployment of our financial products and services and expand our market presence. We may incur substantial operating and net losses in the foreseeable future. There can be no assurance that we will achieve or sustain profitability or positive cash flow from our operations.

We may not be able to carry out our proposed plan of operations.

Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish a noticeable presence in the defense and aerospace industry on a timely fashion, retain and continue to hire skilled management, technical, marketing and other personnel; and attract and retain significant numbers of quality business partners. We have limited experience in the deployment of our financial products and services and there is limited information available concerning the potential performance or market acceptance of our financial products and there can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which would result in material delays in implementation will not occur.

We may not be able to manage our growth effectively.

FP:

CAM Group, Inc.
OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	100,000	$100,000	$92,000

Our growth is expected to place a significant strain on our managerial, operational and financial resources. As the number of our clients, partners and other business partners grows, we must increasingly manage multiple relationships with various customers, strategic partners and other third parties. There can be no assurance that our systems, procedures or controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to successfully offer our services and implement our business plan. Our future operating results will also depend on our ability to expand sales and marketing commensurate with the growth of our business and the legal-cannabis industry. If we are unable to manage growth effectively, our business, results of operations and financial condition will be adversely affected.

Risks Relating to Our Securities

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol "CAMG" on the OTC PINK Market operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol "CAMG" on the OTC PINK Market operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock

Because we are subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker- dealer makes a special written determination that the penny stock is a suitable investment for the purchaser and receives the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

Effect of Amended Rule 15c2-11 on the Company's securities.



CAM Group, Inc.
OFFERING STATEMENT

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	100,000	$100,000	$92,000

The SEC released and published a Final Rulemaking on Publication or Submission of Quotations without Specified Information amending Rule 15c2-11 under the Exchange Act ("Rule 15c2-11," the "Amended Rule 15c2-11"). To be eligible for public quotations on an ongoing basis, Amended Rule 15c2-11's modified the "piggyback exemption" that required that (i) the specified current information about the company is publicly available, and (ii) the security is subject to a one-sided (i.e. a bid or offer) priced quotation, with no more than four business days in succession without a quotation. Under Amended Rule 15c2-11, shell companies like the Company (and formerly suspended securities) may only rely on the piggyback exemption in certain limited circumstances. The Amended Rule 15c2-11 will require, among other requirements, that a broker-dealer has a reasonable basis for believing that information about the issuer of securities is accurate. Our security holders may find it more difficult to deposit common stock with a broker-dealer, and if deposited, more difficult to trade the securities on the Pink Sheets. The Company intends to provide the specified current information under the Exchange Act but there is no assurance that a broker-dealer will accept our common stock or if accepted, that the broker-dealer will rely on our disclosure of the specified current information.

We do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

We have used an arbitrary offering price.

The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

Management has broad discretion as to the use of proceeds.

The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we

FP:

CAM Group, Inc.

OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

Since the revival of the Company's charter on June 30, 2021 following a change of control subsequent to a court order appointing a custodian for the Company, we have not been able to identify or retrieve any of the Company's assets or records. We intend to use part of the funds from this offering to do a forensic audit to identify assets that belong to the company. We believe that there are assets that past management along with predatory lenders have mis-managed and we intend to vigorously enforce the rights of the company. Management intends to develop and deploy a personalized point of care screening using Nano molecular technology found in the human breath. Building on the established success of existing defense and aerospace products and services. The other part of the fund from this offering would be used to fund working capital.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$100,000.00**
Less: Portal Success Fee of 8%	$800.00	$8,000.00
Net Proceeds	**$9,200.00**	**$92,000.00**
Use of Net Proceeds		
Marketing	$500.00	$10,000.00
Legal	$200.00	$5,000.00
Accounting	$2,000.00	$5,000.00
Platform	$5,000.00	$15,000.00
Operation and Administration	$1,500.00	$5,000,00
General Operating Capital		$57,000.00
Total Use of Net Proceeds	**$9,200.00**	**$92,000.00**

The above figures are estimates and may change due to strategic, economic, and/or other factors.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.



CAM Group, Inc.
OFFERING STATEMENT
CAM Group, Inc.

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	100,000	$100,000	$92,000

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

The securities being offered are Notes which are "Principal Protected Simple Agreements for Future Equity" ("SAFE Notes"). On the 366th day following the date of an investor's investment the Note will convert to Common Stock in the Company on the following basis: If the average volume weighted closing price (VWAP) of the stock for the previous five trading days is $1.33 or less, the funds invested will convert into common stock at a price which is a 25% discount from the VWAP. If the VWAP is $1.34 or more, the funds invested will convert into common stock at a price of $1.00. For example, if the VWAP is $1.00, an investor will receive the number of shares represented by the amount of his/her Note priced at $0.75 (a 25% discount from $1.00).

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or



FP: truCrowd

CAM Group, Inc.
OFFERING STATEMENT

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	100,000	$100,000	$92,000

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
Series A	10,000,000	5,000,000	Yes x No ☐	Yes ☐ No ☐
			A fixed 80% Super-Voting Power of ALL combined classes of ALL issued and outstanding shares	Specify:
Common Stock:				
	100,000,000	25,295,000	Yes x No ☐	Yes ☐ No ☐
				Specify:
Debt Securities:				
Senior Note, Convertible	$450,000	$450,000	Yes ☐ No ☐	Yes ☐ No ☐
				Specify:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

FP:

CAM Group, Inc.

OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the holder(s) of a majority of the voting rights in the company, our majority shareholder(s) may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder(s) may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Company has elected to use the Efficient Market Hypothesis theory. The Efficient Market Hypothesis assumes all stocks trade at their fair value.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

*   **Additional issuances of securities:**
    Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

*   **Issuer repurchases of securities:**

FP:

CAM Group, Inc.
OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Alpharidge Capital, LLC (controlled by our CEO, Frank I Igwealor)	$295,637	0%	No Maturity Date	Operating line of credit from Custodian
Technomeca Defense, Inc., (controlled by Rafael A. Pinedo)	$444,171	0%	No Maturity Date	Related to fixed assets acquisition and secured by fixed assets on the balance sheet
CED Capital, LLC., (controlled by our CEO, Frank I Igwealor)	$450,000	5%	03/23/2024	Convertible at 50% of 25-day Volume Weighted Average closing price.

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

FP:

CAM Group, Inc.
OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Description	Total $ involved	Related Person Involved	Related person's relationship to the Issuer	Related Person's Benefits or Compensation from the transaction/ agreement	Issuer's Benefits or Compensation from the transaction/ agreement	Any additional material information regarding this transaction/ agreement
Operating line of credit from Custodian	$295,637	Frank I Igwealor	CEO	Repayment of principal	Operating Capital	No
Convertible at 50% of 25-day Volume Weighted Average closing price.	$450,000	Frank I Igwealor	CEO	Either repayment or equity in Issuer	Operating Capital	No

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

Issuer recently wrote down all of its assets to zero following a change of management that occurred on August 6, 2021, because new management had doubts about the value of each assets and their availability for the Company's utilization. Following the management change, the Company has funded its operation with advances from the new management. The company hopes to continue with this arrangement until it could raise sufficient capital to stand on its own feet. The company has also engaged with forensic accountants and assets recovery consultants to help recover the assets of the company from previous management and predatory lenders to make shareholders whole again.

By August 18, 2015, the Company filed Form 15-12G with the SEC to terminate its reporting obligations under the 1934 Act. After their March 31, 2015 quarterly reports, filed on May 20, 2015, the Company stopped all forms of making public report of its operation and financial results.

The Company had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2015 to 2021 which resulted in its Nevada charter being revoked. The Company also failed to provide adequate current public information as defined in Rule 144, promulgated under the Securities Act of 1933, and was thus subject to revocation by the Securities and Exchange Commission pursuant to Section 12(k) of the Exchange Act. On June 4, 2021, a shareholder filed a petition for custodianship, with the District Court, Clark County, Nevada and was appointed as the custodian of the Company on June 29, 2021. The

FP:

CAM Group, Inc.

OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

Company's Nevada charter was reinstated on June 28, 2021, and all required reports were filed with the State of Nevada soon after. The Company remains active as of the date of this report and is currently taking steps to provide adequate current public information to meet the requirements under the Securities Act of 1933. The custodian was not able to recover any of the Company's accounting records from previous management but was able to get the shareholder information.

On May 17, 2021, Alpharidge Capital, LLC, a shareholder of the Company, served a demand to the Company, at last address of record, to comply with the Nevada Secretary of State statues N.R.S. 78.710 and N.R.S. 78.150. On June 4, 2021, a petition was filed against the Company in the District Court of Clark County, Nevada, entitled "In the Matter of CAM Group, Inc., a Nevada corporation" under case number A-21-835793-C by Alpharidge Capital, LLC, along with an Application for Appointment of Custodian, after several attempts to GET prior management to reinstate the Company's Nevada charter, which had been revoked.

On June 03, 2021, the District Court of Clark County, Nevada entered an Order Granting Application for Appointment of Alpharidge Capital, LLC (the "Order"), as Custodian of the Company. Pursuant to the Order, the Alpharidge Capital, LLC (the "Custodian") has the authority to take any actions on behalf of the Company, that are reasonable, prudent or for the benefit of pursuant to, including, but not limited to, issuing shares of stock and issuing new classes of stock, as well as entering in contracts on behalf of the Company. In addition, the Custodian, pursuant to the Order, is required to meet the requirements under the Nevada charter.

On June 29, 2021 the Custodian sold to itself, four (4) million shares of the Preferred Stock, at par value of $0.001, in exchange for $15,000 which the Company used to fund the reinstatement of the Company with the State of Nevada, settlement of the Stock Transfer Agent's balance. The Series A Preferred Stock has 80% voting rights over all classes of stock. CED Capital also undertook to make all reasonable efforts to provide adequate current public information to meet the requirements under the Securities Act of 1933

FP:

CAM Group, Inc.
OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	100,000	$100,000	$92,000

FINANCIAL INFORMATION

29.　　　Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

A principal executive officer certifying financial statements as described above must provide the following certification**:

CERTIFICATION

I, Frank I Igwealor, certify that:

(1)　　　the financial statements of CAM Group, Inc. included in this Form are true and complete in all material respects; and

(2)　　　the tax return information of CAM Group, Inc. included in this Form reflects accurately the information reported on the tax return for CAM Group, Inc. filed for the fiscal year ended 2022.

President and CEO

** Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.



CAM Group, Inc.
OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	100,000	$100,000	$92,000

CAM Group, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	December 31,		
	2022		2021
ASSETS			
Current Assets			
Cash	$ 2,112	$	-
Accounts Receivable	41,772		
Inventory	125,020		
Total Current Assets	$ 168,904	$	-
Fixed Assets			
Machinery & Equipment	2,465,323		
Building	482,610		
Accumulated Depreciation	(2,572,403)		
Total Fixed Assets	375,530		
Goodwill	18,199		
Amortization of goodwill	(18,199)		-
TOTAL ASSETS	$ 544,434	$	-
LIABILITIES & EQUITY			
Liabilities			
Current liabilities, other	745,637		-
Long Term Liabilities	444,171		-
Total Liabilities	$ 1,189,808		
Stockholders' deficit: Preferred stock, $.001 par value, 10,000,000 shares authorized, 5,000,000 and 1,000,000 shares issued and outstanding, respectively.	5,000		1,000
Common Stock, $0.001 par value, 90,000,000 shares authorized, 25,295,000 issued and outstanding as at December 31, 2022 and 2021.	25,295		25,295
Additional Paid-in Capital	(96,420)		(26,295)
Retained Earning	(574,249)		
Total Equity	(645,374)		-
TOTAL LIABILITIES & EQUITY	$ 544,434	$	-

The accompanying notes are an integral part of these financial statements.

F-2


CAM Group, Inc.
OFFERING STATEMENT

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	100,000	$100,000	$92,000

CAM Group, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
For the Period Ended December 31,

	2022	2021
Ordinary Income/Expense		
Revenue		
Sales	$ 1,012,641	$ -
Cost of Goods Sold	336,640	-
Gross Profit	$ 676,001	$ -
Operating Expense		
Automobile Expense	$ 21,422	-
Cable & Internet	10,975	-
Interest Expense	33,096	
Insurance Expense	35,212	
Office Supplies	49,529	-
Professional Fees	27,128	-
Payroll Expense	897,121	
Rent & Utilities	49,218	-
Telephone	21,244	
Property Taxes	55,214	-
Total operating expenses	$ 1,250,249	-
Operating Loss (Income)	(574,249)	-
Net Income	(574,249)	
Adjustments		
NET COMPREHENSIVE LOSS	$ (574,249)	$
BASIC AND DILUTED LOSS PER SHARE		
Net loss per common share - basic and diluted	(0.0227)	$
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:		
Basic	25,295,000	25,295,000

The accompanying notes are an integral part of these financial statements.

F-3



FP: truCrowd

CAM Group, Inc.

OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

CAM Group, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(UNAUDITED)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	
	# of Shares	Amount	# of Shares	Amount	Capital	Deficit	TOTAL
Balance - January 1, 2018	1,000,000	$ 1,000	25,295,000	25,295	$ (26,295)	$ -	-
Net Income(Loss) - December 31, 2018	-	-					-
Balance - December 31, 2018	1,000,000	$ 1,000	25,295,000	25,295	$ (26,295)	$ -	-
Balance - January 1, 2020	1,000,000	$ 1,000	25,295,000	25,295	$ (26,295)	$ -	-
Net Income(Loss) - December 31,2021	-	-	-	-	-	-	-
Balance - December 31,2021	1,000,000	$ 1,000	25,295,000	25,295	$ (26,295)	$ -	-
Share Issuance	4,000,000	$ 4,000	-	-	(4,000)		
Net Income (Loss) - December 31, 2022			-	-		(574,249)	(574,249)
Balance - December 31, 2022	5,000,000	$ 5,000	25,295,000	25,295	$ (30,295)	$ (574,249)	(574,249)

The accompanying notes are an integral part of these financial statements.

F-4



CAM Group, Inc.
OFFERING STATEMENT

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	100,000	$100,000	$92,000

CAM Group, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Period Ended December 31,	
	2022	2021
Cash Flows from Operating Activities:		
Net income(loss)	$ (574,249)	$ -
Adjustments to reconcile net income(loss) to net cash used in operating activities	-	-
	-	-
Depreciation and amortization	-	-
Accretion of debt discounts	-	-
Stock-based transaction expense	-	-
Loss on disposed fixed assets	-	-
Changes in operating assets and liabilities		-
	578,845	
Net Cash Used In Operating Activities	4,596	-
Cash Flows from Investing Activities:	-	-
Purchases of property and equipment	(375,530)	-
Acquisition of assets	-	-
Net Cash Provided by Investing Activities	(375,530)	-
Cash Flows from Financing Activities:		
Proceeds from issuance of common stock	(81,270)	-
Proceeds from issuance of warrants	-	-
Proceeds from issuance of beneficial conversion feature	-	-
Proceeds from issuance of long-term debt	450,000	-
Proceeds from Related Party Payable	4,316	
Net Cash Provided By Financing Activities	373,046	
Foreign Currency Translation		
Net Change in Cash	-	-
Cash and Cash Equivalents - Beginning of Year	-	-
Cash and Cash Equivalents - End of Year	$ 2,112	$ -

The accompanying notes are an integral part of these financial statements.

F-5



FP: truCrowd

CAM Group, Inc.
OFFERING STATEMENT

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

CAM Group, Inc.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

CAM Group, Inc. (the “Company”, “we”, “us” or “our”), a Nevada corporation, has a fiscal year end of December 31 and is listed on the OTC Pink Markets under the trading symbol CAMG.

The Company had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2015 to 2021 which resulted in its Nevada charter being revoked. The Company also failed to provide adequate current public information as defined in Rule 144, promulgated under the Securities Act of 1933, and was thus subject to revocation by the Securities and Exchange Commission pursuant to Section 12(k) of the Exchange Act. On June 4, 2021, a shareholder filed a petition for custodianship, with the District Court, Clark County, Nevada and was appointed as the custodian of the Company on June 29, 2021. The Company’s Nevada charter was reinstated on June 28, 2021, and all required reports were filed with the State of Nevada soon after. The Company remains active as of the date of this report and is currently taking steps to provide adequate current public information to meet the requirements under the Securities Act of 1933. The custodian was not able to recover any of the Company’s accounting records from previous management but was able to get the shareholder information hence the Company’s outstanding common shares were reflected in the equity section of the accompanying unaudited financial statements for fiscal year ended 2022 and 2021 .

CAM Group, Inc., formerly known as “RT Technologies, Inc.”, was originally incorporated as Savannah River Technologies, Inc. under the laws of the State of South Carolina on March 2, 1995. On July 20, 2007, the Company formed a corporation pursuant to the laws of the State of Nevada. On August 11, 2007, the stockholders of the Company approved a change of corporate domicile which resulted in the dissolution of the South Carolina Corporation and the Company became domiciled in the State of Nevada. On September 13, 2012, the Company changed its name to CAM Group Inc. (“CAMG”) to more accurately reflect its business after a stock exchange transaction set forth below.

On April 17, 2012, CAMG completed a stock exchange transaction with China Agriculture Media Group Co., Ltd (“CAM Group”). CAM Group is organized and exists under the laws of Hong Kong Special Administrative Region of the People’s Republic of China (the “PRC”), which was incorporated on March 30, 2011. CAM Group is an investment holding company, whose only asset is 100% equity interest in China Agriculture Media (Hong Kong) Group Co. Ltd. (“CAM HK”). CAM HK is an investment holding company organized and exists under the laws of Hong Kong Special Administrative Region of PRC, with its only asset being a 98% equity interest in China Agriculture Media (Hebei) Co. Ltd. (“CAM Hebei”). CAM Hebei was established in the Hebei Province, PRC on November 28, 2011 as a Chinese domestic enterprise. CAMG, CAM HK and CAM Hebei were thereafter collectively referred to as the “Company”. CAMG managed the operations of CAM Hebei, a company which was principally engaged in developing the Chinese agricultural and consumer market.

CAMG attempted to build its core business in advertising, wholesale and retail sales and is analyzing new market opportunities that would allow management to strategically expand into additional profitable and synergistic markets.



FP: truCrowd

CAM Group, Inc.

OFFERING STATEMENT

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

By August 18, 2015, the Company filed Form 15-12G with the SEC to terminate its reporting obligations under the 1934 Act. After their March 31, 2015 quarterly reports, filed on May 20, 2015, the Company stopped all forms of making public report of its operation and financial results.

On May 17, 2021, Alpharidge Capital, LLC, a shareholder of the Company, served a demand to the Company, at last address of record, to comply with the Nevada Secretary of State statues N.R.S. 78.710 and N.R.S. 78.150. On June 4, 2021, a petition was filed against the Company in the District Court of Clark County, Nevada, entitled "In the Matter of CAM Group, Inc., a Nevada corporation" under case number A-21-835793-C by Alpharidge Capital, LLC, along with an Application for Appointment of Custodian, after several attempts to GET prior management to reinstate the Company's Nevada charter, which had been revoked.

On June 03, 2021, the District Court of Clark County, Nevada entered an Order Granting Application for Appointment of Alpharidge Capital, LLC (the "Order"), as Custodian of the Company. Pursuant to the Order, the Alpharidge Capital, LLC (the "Custodian") has the authority to take any actions on behalf of the Company, that are reasonable, prudent or for the benefit of pursuant to, including, but not limited to, issuing shares of stock and issuing new classes of stock, as well as entering in contracts on behalf of the Company. In addition, the Custodian, pursuant to the Order, is required to meet the requirements under the Nevada charter.

On June 29, 2021 the Custodian sold to itself, four (4) million shares of the Preferred Stock, at par value of $0.001, in exchange for $15,000 which the Company used to fund the reinstatement of the Company with the State of Nevada, settlement of the Stock Transfer Agent's balance. The Series A Preferred Stock has 80% voting rights over all classes of stock. CED Capital also undertook to make all reasonable efforts to provide adequate current public information to meet the requirements under the Securities Act of 1933.

On June 29, 2021, the Custodian appointed Frank I Igwealor, who is associated to Alpharidge Capital, LLC., as the Company's sole officer, secretary, treasurer and director.

The purchaser of four (4) million shares of Series A Preferred Stock has control of the Company through super voting rights over all classes of the Company's common stock. However, the court appointed control still remains with the Custodian until the Custodian files a petition with the District Court of Clark County, Nevada to relinquish custodianship and control of the Company.

On June 28, 2021, the Company filed a Certificate of Revival with the Secretary State of the State of Nevada, which reinstated the Company's charter and appointed a new Resident Agent in Nevada.

On March 23, 2022, the Company merged its operations with Technomeca Defense, Inc. Technomeca Defense, Inc. operates an amalgamated Defense and Aerospace operations/assets with millions of dollars in assets.

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company has earned insignificant revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

Basis of Accounting

FP:

CAM Group, Inc.

OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. All intercompany transactions have been eliminated.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has no operations. The Company intends to commence operations as set out below and raise the necessary funds to carry out the aforementioned strategies. The Company cannot be certain that it will be successful in these strategies even with the required funding.

These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include demand deposits, money market funds, and all highly liquid debt instructions with original maturities of three months or less.

Financial Instruments

The FASB issued ASC 820-10, Fair Value Measurements and Disclosures, for financial assets and liabilities. ASC 820-10 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. ASC 820-10 defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that the Company uses to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Concentrations and Credit Risks

FP:

CAM Group, Inc.

OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

The Company's financial instruments that are exposed to concentrations and credit risk primarily consist of its cash, sales and accounts receivable. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Foreign Currency Translation

The accounts of the Company are accounted for in accordance with the Statement of Financial Accounting Statements No. 52 ("SFAS 52"), "Foreign Currency Translation". The financial statements of the Company are translated into US dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders' equity at historical exchange rate.

Monetary assets and liabilities, and the related revenue, expense, gain and loss accounts, of the Company are re-measured at year-end exchange rates. Non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are re-measured at historical rates. Adjustments which result from the re-measurement of the assets and liabilities of the Company are included in net income.

Share-Based Compensation

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized in the period of grant.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

As of December 31, 2022 and 2021, respectively, there was $0.00 of unrecognized expense related to non- vested stock-based compensation arrangements granted. There have been no options granted during the three months Ended December 31, 2022 and 2021, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, Income Taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. Deferred tax assets or liabilities were offset by a 100% valuation allowance, therefore there has been no recognized benefit as of September 31, 2022 and 2021, respectively. Further it is unlikely with the change of control that the Company will have the ability to realize any future tax benefits that may exist.



FP: truCrowd

CAM Group, Inc.
OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Earnings Per Share

Net income (loss) per share is calculated in accordance with ASC 260, Earnings Per Share. The weighted-average number of common shares outstanding during each period is used to compute basic earnings or loss per share. Diluted earnings or loss per share is computed using the weighted average number of shares and diluted potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net income (loss) per common share is based on the weighted average number of shares of common stock outstanding at September 31, 2022 and 2021. Due to net operating loss, there is no presentation of dilutive earnings per share, as it would be anti-dilutive.

Forgiveness of Indebtedness

The Company follows the guidance of AS 470.10 related to debt forgiveness and extinguishment. Debts of the Company are considered extinguished when the statute of limitations in the applicable jurisdiction expires or when terminated by judicial authority such as the granting of a declaratory judgment. Debts to related parties or shareholders are treated as capital transactions when forgiven or extinguished and credited to additional paid in capital. Debts to non-related parties are treated as other income when forgiven or extinguished.

Recent Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815), which changes both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results, in order to better align an entity's risk management activities and financial reporting for hedging relationships. The amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. FASB ASU No. 2017-12 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods, with early adoption permitted. We are still evaluating the impact that this guidance will have on our financial position or results of operations, and we have not yet determined whether we will early adopt FASB ASU No. 2017-12.

In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This guidance changes how companies account for certain aspects of share-based payments to employees. Among other things, under the new guidance, companies will no longer record excess tax benefits and

FP:

CAM Group, Inc.
OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

certain tax deficiencies in additional paid-in-capital ("APIC"), but will instead record such items as income tax expense or benefit in the income statement, and APIC pools will be eliminated. Companies will apply this guidance prospectively. Another component of the new guidance allows companies to make an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards, whereby forfeitures can be estimated, as required today, or recognized when they occur. If elected, the change to recognize forfeitures when they occur needs to be adopted using a modified retrospective approach. All of the guidance will be effective for the Company in the fiscal year beginning January 1, 2018. Early adoption is permitted. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which establishes new accounting and disclosure requirements for leases. FASB ASU No. 2016-02 requires lessees to classify most leases as either finance or operating leases and to initially recognize a lease liability and right-of-use asset. Entities may elect to

account for certain short-term leases (with a term of 12 months or less) using a method similar to the current operating lease model. The statements of operations will include, for finance leases, separate recognition of interest on the lease liability and amortization of the right-of-use asset and for operating leases, a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis. While we are in the early stages of our implementation process for FASB ASU No. 2016-02, and have not yet determined its impact on our financial position or results of operations, these leases would potentially be required to be presented on the balance sheet in accordance with the requirements of FASB ASU No. 2016-02. FASB ASU No. 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods, with early adoption permitted. FASB ASU No. 2016-02 must be applied using a modified retrospective approach, which requires recognition and measurement of leases at the beginning of the earliest period presented, with certain practical expedients available.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The guidance requires an entity to measure inventory at the lower of cost or net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation, rather than the lower of cost or market in the previous guidance. This amendment applies to inventory that is measured using first-in, first-out (FIFO). This amendment is effective for public entities for fiscal years beginning after December 15, 2016, including interim periods within those years. A reporting entity should apply the amendments prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

In June 16014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. generally accepted accounting principles when it becomes effective. In July 2015, the FASB deferred the effective date of the standard by an additional year; however, it provided companies the option to adopt one year earlier, commensurate with the original effective date. Accordingly, the standard will be effective for the Company in the fiscal year beginning January 1, 2018, with an option to adopt the standard for the fiscal year beginning January 1, 2017. The Company is currently evaluating this standard and has not yet selected a transition method or

FP:

CAM Group, Inc.

OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	100,000	$100,000	$92,000

the effective date on which it plans to adopt the standard, nor has it determined the effect of the standard on its financial statements and related disclosures.

NOTE 4 - INCOME TAXES

Income taxes are provided based upon the liability method. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by accounting standards to allow recognition of such an asset.

NOTE 5 – NOTES PAYABLE – RELATED PARTIES

The following notes payable were from related parties:

None

NOTE 6 – NOTES PAYABLE

None

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

The Company's operations are subject to significant risks and uncertainties including financial, operational and regulatory risks, including the potential risk of business failure.

The Company has entered into no contracts during the year as follows:

Legal and other matters

In the normal course of business, the Company may become a party to litigation matters involving claims against the Company. The Company's management is aware of a garnishment order that was previously served to the Company's Stock Transfer Agents. The Company's attorneys are reviewing the garnishment order to ascertain its implication to the company's financial statements. Aside from the court order discussed above, The Company's management is unaware of any pending or threatened assertions and there are no current matters that would have a material effect on the Company's financial position or results of operations.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of filing the consolidated financial statements with OTC Markets, the date the consolidated financial statements were available to be issued. Management is not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the consolidated financial statements thereby requiring adjustment or disclosure, other than those noted below:

None.


CAM Group, Inc.
OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	100,000	$100,000	$92,000

U.S. Corporation Income Tax Return

Form **1120** — For calendar year 2022 or tax year beginning _____, 2022, ending _____, 20 _____

Department of the Treasury, Internal Revenue Service

Go to www.irs.gov/Form1120 for instructions and the latest information.

OMB No. 1545-0123

2022

A Check if:		
1a Consolidated return (attach Form 851) ☐	Name: CAM Group, Inc.	B Employer identification number 57-1021913
b Life/nonlife consolidated return ☐	Number, street, and room or suite no. If a P.O. box, see instructions. 5900 Balcones Drive, Suite 100	C Date incorporated 7/20/2007
2 Personal holding co. (attach Sch. PH) ☐	City or town, state or province, country, and ZIP or foreign postal code	D Total assets (see instructions)
3 Personal service corp. (see instructions) ☐	Austin, TX 78731	$ 544,434
4 Schedule M-3 attached ☐	E Check if: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change	

Income				
1a	Gross receipts or sales	1a	$1,012,641	
b	Returns and allowances	1b		
c	Balance. Subtract line 1b from line 1a		1c	$1,012,641
2	Cost of goods sold (attach Form 1125-A)		2	336,640
3	Gross profit. Subtract line 2 from line 1c		3	676,001
4	Dividends and inclusions (Schedule C, line 23)		4	
5	Interest		5	
6	Gross rents		6	
7	Gross royalties		7	
8	Capital gain net income (attach Schedule D (Form 1120))		8	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)		9	
10	Other income (see instructions—attach statement)		10	
11	**Total income.** Add lines 3 through 10		11	676,001

Deductions (See instructions for limitations on deductions)				
12	Compensation of officers (see instructions—attach Form 1125-E)		12	
13	Salaries and wages (less employment credits)		13	897,121
14	Repairs and maintenance		14	81,926
15	Bad debts		15	
16	Rents		16	49,218
17	Taxes and licenses		17	55,214
18	Interest (see instructions)		18	33,096
19	Charitable contributions		19	
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)		20	
21	Depletion		21	
22	Advertising		22	
23	Pension, profit-sharing, etc., plans		23	
24	Employee benefit programs		24	
25	Reserved for future use		25	
26	Other deductions (attach statement)		26	83,584
27	**Total deductions.** Add lines 12 through 26		27	1,250,249
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11		28	(574,249)
29a	Net operating loss deduction (see instructions)	29a		
b	Special deductions (Schedule C, line 24)	29b		
c	Add lines 29a and 29b		29c	

Tax, Refundable Credits, and Payments				
30	Taxable income. Subtract line 29c from line 28. See instructions		30	(574,249)
31	Total tax (Schedule J, Part I, line 11)		31	
32	Reserved for future use		32	
33	Total payments and credits (Schedule J, Part III, line 23)		33	
34	Estimated tax penalty. See instructions. Check if Form 2220 is attached ☐		34	
35	Amount owed. If line 33 is smaller than the total of lines 31 and 34, enter amount owed		35	
36	Overpayment. If line 33 is larger than the total of lines 31 and 34, enter amount overpaid		36	
37	Enter amount from line 36 you want: Credited to 2023 estimated tax _____ Refunded		37	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer: *Frank Aguealor* | Date: 5/10/2023 | Title: President and CEO

May the IRS discuss this return with the preparer shown below? See instructions. ☑ Yes ☐ No

Paid Preparer Use Only	Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
	Firm's name			Firm's EIN	
	Firm's address			Phone no.	

For Paperwork Reduction Act Notice, see separate instructions. | Cat. No. 11450Q | Form **1120** (2022)



FP: truCrowd

CAM Group, Inc.
OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit

	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

Form 1120 (2022) Page **6**

Schedule L **Balance Sheets per Books**

Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1 Cash		0		2112
2a Trade notes and accounts receivable	0		41772	
b Less allowance for bad debts	( )		( )	41772
3 Inventories				125,020
4 U.S. government obligations				
5 Tax-exempt securities (see instructions)				
6 Other current assets (attach statement)				
7 Loans to shareholders				
8 Mortgage and real estate loans				
9 Other investments (attach statement)				
10a Buildings and other depreciable assets	0		2,947,933	
b Less accumulated depreciation	( )		(2,572,403)	375,530
11a Depletable assets				
b Less accumulated depletion	( )		( )	
12 Land (net of any amortization)				
13a Intangible assets (amortizable only)				
b Less accumulated amortization	( )		( )	
14 Other assets (attach statement)				
15 Total assets				$544,434
Liabilities and Shareholders' Equity				
16 Accounts payable				
17 Mortgages, notes, bonds payable in less than 1 year				
18 Other current liabilities (attach statement)				295,637
19 Loans from shareholders				
20 Mortgages, notes, bonds payable in 1 year or more				450000
21 Other liabilities (attach statement)				444171
22 Capital stock: a Preferred stock	5000		5000	
b Common stock	25295	30,295	25295	30,295
23 Additional paid-in capital		(96,420)		(96,420)
24 Retained earnings—Appropriated (attach statement)				
25 Retained earnings—Unappropriated				(574,249)
26 Adjustments to shareholders' equity (attach statement)				
27 Less cost of treasury stock		( )		( )
28 Total liabilities and shareholders' equity				$544,434

Schedule M-1 **Reconciliation of Income (Loss) per Books With Income per Return**
Note: The corporation may be required to file Schedule M-3. See instructions.

1 Net income (loss) per books	(574,249)	7 Income recorded on books this year not included on this return (itemize): Tax-exempt interest $ 0	0
2 Federal income tax per books	0		
3 Excess of capital losses over capital gains	0		
4 Income subject to tax not recorded on books this year (itemize): 0	0	8 Deductions on this return not charged against book income this year (itemize): a Depreciation $ 0; b Charitable contributions $ 0	0
5 Expenses recorded on books this year not deducted on this return (itemize): a Depreciation $ 0; b Charitable contributions $ 0; c Travel and entertainment $ 0	0	9 Add lines 7 and 8	0
6 Add lines 1 through 5	0	10 Income (page 1, line 28)—line 6 less line 9	(574,249)

Schedule M-2 **Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)**

1 Balance at beginning of year		5 Distributions: a Cash	
2 Net income (loss) per books		b Stock	
3 Other increases (itemize):		c Property	
		6 Other decreases (itemize):	
		7 Add lines 5 and 6	
4 Add lines 1, 2, and 3		8 Balance at end of year (line 4 less line 7)	

Form **1120** (2022)

FP:

CAM Group, Inc.

OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	100,000	$100,000	$92,000

Form 1120 (2022)   Page 3

Schedule J   Tax Computation and Payment (see instructions)

Part I—Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120). See instructions ☐	
2	Income tax. See instructions	2
3	Base erosion minimum tax amount (attach Form 8991)	3
4	Add lines 2 and 3	4
5a	Foreign tax credit (attach Form 1118)	5a
b	Credit from Form 8834 (see instructions)	5b
c	General business credit (attach Form 3800)	5c
d	Credit for prior year minimum tax (attach Form 8827)	5d
e	Bond credits from Form 8912	5e
6	Total credits. Add lines 5a through 5e	6
7	Subtract line 6 from line 4	7
8	Personal holding company tax (attach Schedule PH (Form 1120))	8
9a	Recapture of investment credit (attach Form 4255)	9a
b	Recapture of low-income housing credit (attach Form 8611)	9b
c	Interest due under the look-back method—completed long-term contracts (attach Form 8697)	9c
d	Interest due under the look-back method—income forecast method (attach Form 8866)	9d
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e
f	Interest/tax due under section 453A(c) and/or section 453(l)	9f
g	Other (see instructions—attach statement)	9g
10	Total. Add lines 9a through 9g	10
11	Total tax. Add lines 7, 8, and 10. Enter here and on page 1, line 31	11

Part II—Reserved For Future Use

12	Reserved for future use	12

Part III—Payments and Refundable Credits

13	2021 overpayment credited to 2022	13
14	2022 estimated tax payments	14
15	2022 refund applied for on Form 4466	15
16	Combine lines 13, 14, and 15	16
17	Tax deposited with Form 7004	17
18	Withholding (see instructions)	18
19	Total payments. Add lines 16, 17, and 18	19
20	Refundable credits from:	
a	Form 2439	20a
b	Form 4136	20b
c	Reserved for future use	20c
d	Other (attach statement—see instructions)	20d
21	Total credits. Add lines 20a through 20d	21
22	Reserved for future use	22
23	Total payments and credits. Add lines 19 and 21. Enter here and on page 1, line 33	23

Form **1120** (2022)


CAM Group, Inc.
OFFERING STATEMENT

10,000 Units of SAFE Notes for $1.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

Form 1120 (2022)   Page **4**

Schedule K   **Other Information** (see instructions)

		Yes	No
1	Check accounting method: a ☐ Cash b ☑ Accrual c ☐ Other (specify) _____		
2	See the instructions and enter the:		
a	Business activity code no. 3760		
b	Business activity Guided Missiles & Space Vehicles & Parts		
c	Product or service Guided Missiles & Space Vehicles & Parts		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group?		
	If "Yes," enter name and EIN of the parent corporation _____		

4   At the end of the tax year:

a   Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G) . . . .

b   Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G) .

5   At the end of the tax year, did the corporation:

a   Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on Form 851, Affiliations Schedule? For rules of constructive ownership, see instructions.
If "Yes," complete (i) through (iv) below.

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

b   Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions.
If "Yes," complete (i) through (iv) below.

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Country of Organization	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

6   During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316 . . . .
If "Yes," file **Form 5452**, Corporate Report of Nondividend Distributions. See the instructions for Form 5452.
If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.

7   At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock? . .
For rules of attribution, see section 318. If "Yes," enter:
(a) Percentage owned _____ and (b) Owner's country _____
(c) The corporation may have to file **Form 5472**, Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached _____

8   Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . ☐
If checked, the corporation may have to file **Form 8281**, Information Return for Publicly Offered Original Issue Discount Instruments.

9   Enter the amount of tax-exempt interest received or accrued during the tax year $ _____

10   Enter the number of shareholders at the end of the tax year (if 100 or fewer) _____

11   If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions) ☐
If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.

12   Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a.) . . . . $ _____

Form **1120** (2022)

FP:  truCrowd

CAM Group, Inc.
OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	100,000	$100,000	$92,000

Form 1120 (2022) Page 5

Schedule K   Other Information *(continued from page 4)*

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year and its total assets at the end of the tax year less than $250,000?		✓
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year $		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions		✓
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments in 2022 that would require it to file Form(s) 1099?		✓
b	If "Yes," did or will the corporation file required Form(s) 1099?		
16	During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock?		✓
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		✓
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		✓
19	During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		✓
20	Is the corporation operating on a cooperative basis?		✓
21	During the tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions		✓
	If "Yes," enter the total amount of the disallowed deductions $		
22	Does the corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3))		✓
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		✓
24	Does the corporation satisfy one or more of the following? See instructions		✓
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $27 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense.		
	If "Yes," complete and attach Form 8990.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?		✓
	If "Yes," enter amount from Form 8996, line 15 $		
26	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions		✓
	Percentage: By Vote By Value		

Form **1120** (2022)



FP: truCrowd

CAM Group, Inc.

OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

Form 1120 (2022) Page **6**

Schedule L Balance Sheets per Books

Assets		Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1	Cash		0		2112
2a	Trade notes and accounts receivable	0		41772	
b	Less allowance for bad debts	( )		( )	41772
3	Inventories				125,020
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (attach statement)				
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement)				
10a	Buildings and other depreciable assets	0		2,947,933	
b	Less accumulated depreciation	( )		(2,572,403)	375,530
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)				
b	Less accumulated amortization	( )		( )	
14	Other assets (attach statement)				
15	Total assets				$544,434
	Liabilities and Shareholders' Equity				
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year				
18	Other current liabilities (attach statement)				295,637
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more				450000
21	Other liabilities (attach statement)				444171
22	Capital stock: a Preferred stock	5000		5000	
	b Common stock	25295	30,295	25295	30,295
23	Additional paid-in capital		(96,420)		(96,420)
24	Retained earnings—Appropriated (attach statement)				
25	Retained earnings—Unappropriated				(574,249)
26	Adjustments to shareholders' equity (attach statement)				
27	Less cost of treasury stock		( )		( )
28	Total liabilities and shareholders' equity				$544,434

Schedule M-1 Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books	(574,249)	7	Income recorded on books this year not included on this return (itemize): Tax-exempt interest $ 0	0
2	Federal income tax per books	0			
3	Excess of capital losses over capital gains	0			
4	Income subject to tax not recorded on books this year (itemize): 0	0	8	Deductions on this return not charged against book income this year (itemize): a Depreciation $ 0; b Charitable contributions $ 0	0
5	Expenses recorded on books this year not deducted on this return (itemize): a Depreciation $ 0; b Charitable contributions $ 0; c Travel and entertainment $ 0	0	9	Add lines 7 and 8	0
6	Add lines 1 through 5	0	10	Income (page 1, line 28)—line 6 less line 9	(574,249)

Schedule M-2 Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)

1	Balance at beginning of year		5	Distributions: a Cash	
2	Net income (loss) per books			b Stock	
3	Other increases (itemize):			c Property	
			6	Other decreases (itemize):	
			7	Add lines 5 and 6	
4	Add lines 1, 2, and 3		8	Balance at end of year (line 4 less line 7)	

Form **1120** (2022)

FP:

CAM Group, Inc.
OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   (i) at the time of the filing of this offering statement bars the person from:
      (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
      (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
      (C) engaging in savings association or credit union activities? ☐ Yes ☑ No
   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
      ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
   (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
   (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
   (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
   ☐ Yes ☑ No

FP:  truCrowd

CAM Group, Inc.
OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

    (1)   any other material information presented to investors; and
    (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

Amending offering to $5M maximum.

On November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the issuer's website at: URL

The issuer must continue to comply with the ongoing reporting requirements until:

    (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
      10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

    (a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
    (1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
    (2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

FP:

CAM Group, Inc.

OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	100,000	$100,000	$92,000

(3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 day.


CAM Group, Inc.
OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

Exhibit A: Frank I. Igwealor - Other positions held

"In April of 2021, Alpharidge Capital Inc. a company majority owned by Frank Igwealor, launched its Entrepreneurship Development Initiative which entails:

(1) Portfolio – acquiring OTC trading companies with stop signs and cleaning them up to become Pink Current, then developing their businesses or merging them with emerging businesses controlled by Alpharidge-trained entrepreneurs; and (2) Custodianship – use the custodianship process in Nevada and Delaware to acquire custodianship of abandoned OTC-trading companies, clean them up to become Pink Current, then merging them with emerging businesses controlled by Alpharidge-trained entrepreneurs.

On April 22, 2021, Alpharidge retained a Nevada based Attorney to petition for custodianship of Mondial Ventures, Inc. Alpharidge later lost the attempt and expensed all related costs as Professional fees – legal.

On May 5, 2021, Alpharidge purchased in private transactions, controlling interest in Labwire, Inc., (LBWR) and Waypoint Biomedical, Inc., both of which bought Pink Current. As at the date of this report, Alpharidge' Entrepreneurship Development Initiative Portfolio has also purchased Nano Mobile Healthcare, Inc.

The Custodianship has petitioned for:

ABWN	Airborne Wireless Network	HMLA	Homeland Resources Ltd.	PRDL	Profitable Developments, Inc.
ADCV	AD Capital U.S., Inc.	ICNM	Icon Media Holdings, Inc.	SRBT	Shanrong Biotechnology Corp.
AFFN	Affinity Networks, Inc.	ICOA	Icoa, Inc.	SRCX	Stonebridge Resources Explorations Ltd.
AOBI	American Oriental Bioengineering, Inc.	ILIM	IL2M International Corp.	SVLT	Sunvault Energy, Inc.
APWL	Advanced Powerline Technologies, Inc.	ILST	International Star, Inc.	TGMR	Troy Gold & Mineral Corp.
CAMG	CAM Group, Inc.	ITRX	inTerra Resources Corp.	TMXN	Trimax Corp.
CCWF	Church & Crawford, Inc.	JPEX	JPX Global, Inc.	TONR	Tonner-One World Holdings, Inc
CDBT	China Dasheng Biotechnology Co.	MNDP	Mundus Group, Inc.	USBC	US BioTec, Inc.
CGUD	Com-Guard.com, Inc.	MTEI	Mountain Energy, Inc.	USWF	U.S. Wind Farming, Inc.
CIVX	CTR Investments & Consulting, Inc.	NHLG	National Healthcare Logistics, Inc.	UTDE	United E & P, Inc.
DVFI	Diversified Oil & Gas Holdings, Ltd.	NOUV	Nouveau Life Pharmaceuticals, Inc.	WRMA	Wiremedia, Inc.
ECMH	Encompass Holdings, Inc.	NRCD	Nashville Records, Inc.	WWRL	World Wireless Communications Inc.
ERGO	Entia Biosciences Inc.	NTGL	NanoTech Gaming, Inc.	FCGD	First Colombia Gold Corp.
FPMI	FluoroPharma Medical, Inc.	NWTT	NW Tech Capital, Inc.	MNVN	Mondial Ventures, Inc.

FP:

CAM Group, Inc.
OFFERING STATEMENT

CAM Group, Inc.
5900 Balcones Drive, Suite 100
Austin, TX 78731; Tel. 214-208-0590
https://camgdefense.com/

10,000 Units of SAFE Notes for $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$100,000**	**$92,000**

HERF   Red Oak Hereford Farms Inc.   OCLG   Oncologix Tech, Inc.

altogether 44 petitions filed within 8 weeks.

Of the 44, Alpharidge lost, walked-away, or withdrew from 9 petitions. Costs related to the successful petitions were capitalized on the Company's balance sheet as "Entrepreneurship Development" and those related to failed petitions were expensed in the period incurred as "Professional Fees - legal." Alpharidge Capital LLC anticipates its Entrepreneurship Development to be an ongoing business. It expects to generate income and expense costs related to this line of business.